

March 2, 2011

William S. Daugherty
Chairman and Chief Executive Officer
NGAS Resources, Inc.
120 Prosperous Place, Suite 201
Lexington, Kentucky 40509

> **Re:** **NGAS Resources, Inc.**
> **Form PRER14A**
> **Filed March 2, 2011**
> **File No. 0-12185**

Dear Mr. Daugherty:

We have reviewed your response letter dated February 25, 2011, as well as your amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 from our letter dated February 23, 2011, as well as your revised disclosure beginning at pages 5, 18, and 77. With respect to your disclosures in the Q&A and Summary sections, please revise to clarify that in deciding whether to vote to approve the Arrangement Resolution, shareholders are urged to assume that the merger will be a taxable transaction. In this regard, we note that you have not obtained an IRS ruling or an opinion of counsel, and you cannot otherwise provide investors with assurance regarding any beneficial tax treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John P. Lucas, Staff Attorney, at (202) 258-7768 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief